                                                                     Exhibit D-2

                       BEFORE THE COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION




APPLICATION OF                               )
DELMARVA POWER & LIGHT COMPANY,              )
CONECTIV DELMARVA GENERATION, INC.,          )
AND CONECTIV ENERGY SUPPLY, INC. FOR         )         Case No. PUA________
APPROVAL OF TRANSACTIONS UNDER               )
CHAPTERS 4 AND 5 OF TITLE 56 OF THE          )
CODE OF VIRGINIA                             )


                                   APPLICATION

         Delmarva Power & Light Company ("Delmarva" or the "Company"), Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Energy Supply, Inc. ("CESI") hereby respectfully seek such authority under Chapter 4 of Title 56 of the Code of Virginia (the "Affiliates Act" or the "Act") as may be required for the transfer to CDG and CESI of certain Delmarva generation assets and related inventory, property, licenses, permits, contract rights and obligations, as described in this Application. In addition, with respect to two peak-load power plants that are physically located in the Commonwealth, Delmarva requests approval under Chapter 5 of Title 56 of the Code of Virginia (the "Utility Transfers Act") for the transfer of such assets to CDG. These transactions are part of Delmarva's functional separation plan (the "Plan") for which Delmarva is seeking Commission approval under Chapter 23 of Title 56 of the Code of Virginia (the "Restructuring Act") in Case No. PUA000086.

         In support of this Application, Delmarva, CDG and CESI respectfully state:

                                       I.

                                     PARTIES

     1. Delmarva is a Delaware and Virginia corporation that provides electric service to approximately 21,500 retail customers and one wholesale customer in Virginia's two Eastern Shore counties. Delmarva's Virginia customers produce approximately 3% of Delmarva's annual electric revenues. Approximately 445,000 additional electric service customers are located in Delaware and Maryland. Delmarva also provides natural gas service to approximately 106,000 customers located in Delaware. In addition to its regulated utility services, Delmarva currently is in the competitive wholesale and retail energy marketing business, which it performs as Delmarva Power & Light Company doing business as Conectiv Energy. Delmarva is a wholly owned subsidiary of Conectiv, which is incorporated in Delaware and is a registered holding company under the federal Public Utility Holding Company Act of 1935.

     2. Conectiv also owns, directly or indirectly 100% of the voting securities of several other companies, including CESI, which is a Delaware corporation that currently holds an authorization from the Federal Energy Regulatory Commission ("FERC") to engage in wholesale electric power transactions at market-based rates. Delmarva and CESI previously filed under the Affiliates Act to transfer to CESI certain "ISDA Master Agreements" that were executed for use in the competitive wholesale electric power markets between Delmarva and unrelated power marketers and brokers, Case No. PUA000006, which transfer was authorized by the Commission on March 13, 2000. CESI either has obtained or is in the process of obtaining state licenses to be a non-utility retail supplier of electricity and gas under various state programs where retail choice has been initiated. Once necessary consents to assignment are received from the third-parties who have executed the ISDA Master Agreements and regulatory approvals have been obtained to engage in the transactions described in the instant filing, Delmarva will become almost exclusively a provider of regulated utility services while CESI and CDG will be the entities performing competitive wholesale and retail energy marketing and electric power generation.

     3. CDG is a Delaware corporation that is a wholly-owned subsidiary of Delmarva and currently owns no assets and has no business.

     4. On February 4, 2000, Delmarva filed its Plan pursuant to the Restructuring Act and described its intent to sell many of its generation facilities to unrelated third parties and to transfer the remaining generation facilities to CDG. The February 4 filing also described a transactional structure by which the stock of CDG would be distributed by Delmarva to its parent, Conectiv, which would, in turn, contribute such stock to Conectiv Energy Holding Company ("CEH"). The end-result would be that the Delmarva generation facilities not sold to third parties would be owned through a corporate chain comprised of Conectiv, CEH and CDG. Delmarva would not own any securities of or have any of its securities owned by CEH or CDG. Delmarva would have no continued ownership interests in the transferred facilities.(1)

     5. The transferred facilities would be the power plants and related assets of: the Edge Moor Station (DE), the Hay Road Station (DE), and the peaking units at Madison Street (DE), Christiana (DE), Delaware City (DE), West Substation (DE), Crisfield (MD), Bayview (VA), and Tasley (VA). The nameplate generating capacity of the two units located in Virginia are: Bayview (12 MW) and Tasley (27 MW). This Application is filed in conjunction with the Plan filed on February 4, 2000, and in supplement thereto, renewing the request for all necessary


--------

(1) As discussed more fully below, Delmarva, as a Delaware natural gas utility, will retain a 10% interest in a natural gas pipeline that was constructed primarily to provide natural gas to the Hay Road facility. The remaining 90% is currently recorded as electric approvals for the transfer of these assets and related rights and obligations. An executed Asset Transfer Agreement will be provided in a supplemental filing on or about May 1, 2000.

     6. Related to the transfer of assets are ancillary assets, property, rights and obligations to be transferred. Transfers to CDG will include: environmental permits and emission allowances, operating licenses, zoning approvals, inventory (excluding fuel inventory), spare parts and equipment located on-site, insurance contracts associated with the power plant equipment, employment agreements, and payment obligations and a portion of the water rights in the Merrill Creek Reservoir that were obtained by Delmarva and unrelated joint owners to resupply water to the Delaware River Basin to permit the owners of power plants in the region to draw water from that Basin. The transfer of the Merrill Creek Reservoir rights and obligations will be pursuant to a sublease between Delmarva and CDG. An executed sublease will be provided in a supplemental filing to be made on or about May 1, 2000. Current Delmarva employees who work at the power plants will be transferred and their direct and indirect employee costs and benefits will be directly charged or allocated to CDG in accordance with Conectiv's cost accounting manual. Transfers to CESI will include fuel inventory, fuel contracts with third parties and transportation contracts with third-parties to deliver fuel.

     7. In furtherance of Conectiv's corporate plan to separate utility and non-utility activities, but not directly related to the transfer of the power plant assets, Delmarva will also be transferring to CESI all power sales contracts that are made in price-deregulated markets and the related power purchase agreements with third-parties that support such sales contracts. The sales contracts include all wholesale electricity contracts made within and outside the Delmarva

--------------------------------------------------------------------------------
          generation plant and would be transferred to CESI as ancillary to the Hay Road facility.

peninsula, with two exceptions,(2) and competitive, non-utility retail sales contracts in the states of Pennsylvania, New Jersey, Delaware and Maryland.(3) The transfer of various rights and obligations described in this and the preceding paragraph will be through Assignment and Assumption Agreements. Executed Assignment and Assumption Agreements will be provided in a supplemental filing to be made on or about May 1, 2000.

     8. Because the power plant sites also contain Delmarva substations and other transmission-related assets that will not be transferred to CDG, there will be access and easement agreements between Delmarva and CDG. Delmarva plans to retain the land associated with each of the peaking power plants and grant access and easement rights to CDG; however, with respect to the two larger facilities, Hay Road and Edge Moor, the land associated with those power plants will be transferred to CDG and CDG will grant access and easement rights to Delmarva. Executed Access and Easement Agreements will be provided in a supplemental filing to be made on or about May 1, 2000.



--------

(2) The City of Berlin (MD) and Town of Seaford (DE) are Delmarva's only wholesale contracts supplied pursuant to a FERC-filed tariff subject to cost-of-service ratemaking and a FERC-regulated fuel clause. These contracts will be retained by Delmarva until renegotiated or terminated by their terms in 2001 and 2003, respectively.

(3) These contracts were executed by the legal entity Delmarva Power & Light Company under the trade name Conectiv Energy. Conectiv Energy provides competitive gas and electric supply to several thousand residential, commercial, industrial, and governmental customers, most of which are located in Pennsylvania and New Jersey. Utility assets (power plants, purchased power, purchased gas, interstate pipeline capacity rights) have not been used to support these competitive retail sales; instead, separate non-utility "portfolios" of supply have been obtained and maintained separate from utility supply so as to avoid any impact on regulated rates or concerns regarding potential cross-subsidization. The vast majority of these retail contracts expire within 12 months. In addition to the transfer of the retail contracts themselves, this Application requests approval of the transfer of the non-utility portfolios of supply.

     9. Because of its unique nature ancillary to the transfer of the Hay Road facility, one related asset and ancillary rights and obligations are appropriately described separately. When the first phases of the natural gas-fired Hay Road facility were constructed in Northern Delaware in 1987, the projected natural gas needs of that facility were such that a seven-mile, 24-inch natural gas pipeline was constructed from the Delaware-Pennsylvania border to the facility. That "Claymont-to-Wilmington" pipeline is used predominately to provide gas to the Hay Road facility, but also provides some fuel to the adjacent and dual-fuel capable Edge Moor facility and is used to a limited extent to support Delmarva's natural gas utility operations. Since its construction, and in light of the relative usage of the pipeline, 90% of the capital investment has been recorded as electric generation plant and 10% as natural gas utility plant. Because Hay Road and Edge Moor are being transferred to CDG, but Delmarva's natural gas utility operations still need access to this pipeline, Delmarva intends to transfer the 90% share that has historically been in electric utility plant to CDG. This approach would make CDG and Delmarva (the gas utility) co-owners of the Claymont-to- Wilmington pipeline and it minimizes the on-going transactions that would otherwise be necessary if either were to own the entire pipeline and provide scheduling, balancing, and transportation services to the other. Under the proposed transfer of the 90% interest, CDG would use its share of the pipeline to supply natural gas to the Hay Road and Edge Moor facilities and Delmarva would use its share of the pipeline to support gas utility operations. The only on-going relationship between CESI and Delmarva that would be necessary due to their joint ownership of the Claymont-Wilmington pipeline will be reflected in a Joint Ownership/O&M agreement (to be filed as a supplement hereto). Under that agreement, Delmarva will perform the routine maintenance that it currently performs and will charge CESI for 90% of the costs. Repairs or replacement costs, property taxes, and similar types of costs would be split 90%/10% as well. Applicants note that investment in the 90% share of the pipeline facilities was included in the data submitted with the Plan. Applicants further note that because the 10% retained by Delmarva will be reflected in gas operations, any associated costs will have no effect on Virginia's electric consumers. An executed Asset Transfer Agreement relating to this pipeline will be provided in a supplemental filing to be made on or about May 1, 2000.

     10. Ancillary to the Claymont-to-Wilmington pipeline, is a long-term contract between Delmarva and Texas Eastern Transmission Corporation ("TETCO"). Under that contract, Delmarva has reserved 20,000 MMBtu of capacity in the TETCO's interstate pipeline system to deliver gas into the Claymont-to-Wilmington pipeline for electric generation use. The capacity rights and payment obligations associated with the 20,000 MMBtu of capacity under that contract with TETCO will be transferred to CESI.(4)

     11. In addition to the power plants discussed above, Delmarva is contemplating the interim transfer of Delmarva's minority interests in the Keystone and Conemaugh power plants located in Pennsylvania from Delmarva to CDG prior to their sale to an unrelated entity, NRG Energy, Inc. ("NRG"). In the February 4 filing, these interests were identified as assets to be sold to NRG and a copy of the sales agreement was submitted. A prior transfer to CDG would facilitate a like-kind exchange, which would provide cash flow benefits to Conectiv in the form

--------

(4) The TETCO contract also includes 10,000 MMBtu of interstate pipeline capacity used for gas utility purposes. Most of this capacity is used by Delmarva to have gas delivered by TETCO to a Delmarva-owned gate station at the Pennsylvania-Delaware border, where gas pressure is reduced and injected into the low-pressure distribution system. When necessary, particularly for pressure maintenance in the southern portion of New Castle County, Delaware, some of that gas is injected into the Claymont-to-Wilmington high pressure line and redelivered into the distribution system at the terminus of that pipeline.

of deferred federal income taxes relative to a direct sale to NRG of Delmarva's interests in the Keystone and Conemaugh power plants. While the sale to NRG would not be subject to the Affiliates Act and is expected as of September 1, 2000, or shortly thereafter, this Application requests Affiliate Act approvals with respect to a prior, interim transfer to CDG of Delmarva's Keystone and Conemaugh interests and any related rights and obligations. An executed Asset Transfer Agreement involving the Keystone and Conemaugh interests will be provided in a supplemental filing to be made on or about May 1, 2000.

     12. With the exception of the Keystone and Conemaugh interests, each of the power plants to be transferred is located on the Delmarva peninsula and is interconnected with Delmarva's transmission and distribution systems. Interconnection Agreements, filed with and regulated by the FERC under the Federal Power Act, will be necessary between Delmarva and CDG for each power plant. To the extent that this Commission does not view FERC's jurisdiction under the Federal Power Act as preempting this Commission's jurisdiction under the Affiliates Act, Applicants request that the Commission approve the Interconnection Agreements, each of which will be in a similar form. Attachment 1 consists of Delmarva's filing with the FERC, which filing includes the Interconnection Agreement and numerous attachments detailing the demarcation between facilities to be transferred and those retained (the points of interconnection) and technical considerations involved with interconnection.

     13. As a source in addition to the open-market that Delmarva could use to ensure that it has sufficient capacity and energy to meet the needs of its customers for which it has continued obligations to serve, Delmarva and CESI have entered into a Service Agreement for the sale and purchase of power. Attachment 2 is the FERC filing that Delmarva, CESI and CDG made with respect to this Service Agreement and related contracts between CDG and CESI and similar agreements not relevant here involving Delmarva's affiliated utility, Atlantic City Electric Company. Under this Service Agreement, CESI will be permitted to sell and Delmarva will be permitted to buy capacity and energy at a mutually agreeable price. The Service Agreement is a so-called "umbrella agreement" which specifies general terms and conditions that would be applicable to individual "transaction agreements" that would establish price, quantity, and duration of a particular transaction. Under the Plan, the prices paid under any of these transactions would have no effect on Virginia customers because base rates (which would include capacity charges) would be frozen and fuel rates (which would include energy charges) would be either frozen or set at the energy charges of an existing contract between Delmarva and PECO Energy Company. Even in the absence of the Plan, capacity charges would not be reflected in rates unless a new base rate case were filed and, with respect to energy charges, Delmarva, in its FERC filing, pledged that: 1) it would reflect in its fuel rates only the actual fuel costs incurred by CESI(5) and 2) it would not assert that Virginia's jurisdiction over such costs was preempted by the FERC.

     14. The commitments made to the FERC, as described above, are restated and reaffirmed with respect to the instant Application. These commitments are of indefinite duration and would apply with respect to any future electric energy transactions between CESI and

--------

(5) The contracts between CESI and CDG call for CESI to procure fuel that is then used by CDG to produce electricity for CESI. This is known at the FERC as a "tolling agreement." The approach of tracking CESI's actual fuel costs for inclusion in Delmarva's fuel expense is expressly permitted by FERC regulations affecting wholesale fuel clauses, 18 C.F.R. Section 35.14(a)(2)(ii), and maintains the status quo. That is, if Delmarva were to continue to own these power plants, it would incur the same actual fuel costs that will be incurred by CESI and flowed through CESI to Delmarva. This also eliminates the need to monitor the actual sales prices between CDG, CESI and Delmarva

Delmarva until such time as the Commission and FERC relieved Delmarva and CESI of such commitments. For example, even if Delmarva were to remain the "default supplier" under the Restructuring Act after 2007, the fuel costs that would be eligible to be flowed through Virginia fuel rates of any electric energy transactions made between Delmarva and CESI would be limited to CESI's own fuel costs.

     15. To the extent that the Commission does not independently view its jurisdiction under the Affiliates Act to be preempted by the Federal Power Act and FERC's review of the Service Agreement, Applicants request approval by this Commission of the Service Agreement and any related transaction agreements. Because individual transactions under the "umbrella" agreement may be very short-term (even as short as one day), and because these individual transactions cannot affect the rates charged to Delmarva's Virginia customers at any time prior to June 30, 2007, Delmarva also requests that the Commission approve at this time any contracts of less than 1 year's duration that Delmarva may enter into between now and June 30, 2007. During this time and for any quarter in which there is a transaction between Delmarva and CESI, Delmarva will submit to the Commission a copy of the quarterly FERC report summarizing each transaction made in the prior quarter.

     16. The proposed transactions are in furtherance of the overall restructuring Plan that was described in Delmarva's February 4 filing of its Plan and will benefit consumers as set forth in that filing. As described in greater detail therein, the Plan involves a series of base rate reductions tied to the planned divestiture of generation assets, including the planned transfer of the power plants identified above. The Plan also provides the benefit of rate stability for fuel

----------------

     because the sales prices are not used for fuel rate purposes, only actual fuel costs incurred by CESI.

costs, which costs are not currently subject to the capped rates established by the Restructuring Act. By first freezing fuel rates (whenever any generation assets are sold or transferred) and then resetting fuel rates at a price equal to that of an existing contract between Delmarva and PECO Energy Company (when total divestiture of generation assets occurs), the Plan provides a greater level of rate stability than the status quo provides.

     17. CESI's initial capitalization of $10,000 was provided by Delmarva. CESI's on-going capital requirements have been met by funds from operations or from Conectiv and have not been contributed by Delmarva. CDG's initial capitalization is minimal ($1,000) and was provided by Delmarva. As part of the Plan and as described herein, Delmarva will contribute the above-describe power plants and related assets and liabilities to CDG. After the distribution of CDG stock from Delmarva to Conectiv and then to CEH, Delmarva will have no further responsibility and will not be asked to make capital contributions to CDG. CDG will seek to finance its activities primarily with funds from operations and third-party financing raised either directly or by its parent company CEH. CEH will not obtain capital contributions from Delmarva.

                                       II.

                   TRANSACTIONS BETWEEN DELMARVA, CDG AND CESI

     1. Delmarva believes that the following transactions may require Commission approval under the Affiliates Act:

          (a) TRANSFER OF ASSETS AND RELATED RIGHTS AND OBLIGATIONS. As described above, and pursuant to the forms of Asset Transfer Agreements, Assignment and Assumption Agreements, the Access and Easement Agreements, and the Merrill Creek Sublease, Applicants are seeking Commission authorization for Delmarva to transfer several power plants and related inventories, permits, licenses, contracts, rights and obligations and an interest in a natural gas pipeline and the Merrill Creek Reservoir to CDG and to transfer fuel inventories, fuel and associated fuel transportation contracts to CESI.

          (b) INTERCONNECTION AGREEMENTS. As described above, each of the transferred power plants, except for the interests in Keystone and Conemaugh, will be interconnected with Delmarva's transmission and distribution system. To the extent the Commission does not believe it is pre-empted by federal action, Applicants are seeking Commission authorization with respect to the form of Interconnection Agreements between Delmarva and CDG.

          (c) SERVICE AGREEMENT AND RELATED SHORT-TERM TRANSACTION AGREEMENTS. As described above, CESI and Delmarva have entered into an umbrella Service Agreement which would allow Delmarva to purchase a portion of the capacity and energy that it may need to serve its Virginia customers and other customers for which it has a continued obligation to serve. To the extent the Commission does not believe it is pre-empted by federal action, Applicants are seeking Commission authorization with respect to the Service Agreement and any related transaction agreements of less than 1-years' duration between Delmarva and CESI with the restrictions and limitations on recovery in rates set forth above and with the reporting requirement described above.

          (d) ENERGY MARKETING TRANSFERS. As described above, Applicants are seeking Commission authorization to transfer wholesale and retail electric and gas sales contracts that have been executed in price-deregulated markets and the related portfolios of supply contracts used to support such sales.

     2. Delmarva believes that the transfer of the peaking units located at Bayview, Virginia, and Tasley, Virginia, may require approvals pursuant to the Utility Transfers Act, Va. Code Section 56-89.

                                      III.

                           COMMISSION ACTION REQUESTED

     1. The Affiliates Act provides for Commission approval of contracts or arrangements between public service companies and their affiliates for management, supervisory, construction, engineering, accounting, legal, financial, and other similar services and for the purchase, sale, lease or exchange of any property, right or thing. Va. Code Section 56-77. The Utility Transfers Act provides for Commission approval of the transfer of any utility generation asset located in Virginia. Va. Code Section 56-89.

     2. Applicants ask that the transactions described above be approved to the extent the Commission deems such approval to be necessary. The transactions described above are a necessary part of the restructuring and functional divestiture of Delmarva's generation functions from its remaining utility operations.

     3. Delmarva believes it is appropriate that the transactions described in this Application be approved because they reduce Delmarva's rates in Virginia relative to the status quo and do not result in any subsidization by, or negative impacts on, Delmarva's Virginia electric service customers.

                                       IV.

                              REQUIRED INFORMATION

         The Transaction Summary attached hereto as Exhibit A contains the information required by the Affiliate Act guidelines previously issued by the Commission. The Transaction Summary attached hereto as Exhibit B contains the information required by the Utility Transfers Act guidelines previously issued by the Commission.

                                       V.

                                PRAYER FOR RELIEF

     WHEREFORE, Delmarva Power & Light Company, Conectiv Delmarva Generation, Inc., and Conectiv Energy Supply, Inc. respectfully ask that:

     1. The Commission determine whether the Affiliates Act and/or the Utility Transfers Act applies to any of the transactions described in this Application;

     2. If either or both Acts are applicable to any of these transactions, that the Commission grant all necessary approvals for such transactions.

                                        Respectfully submitted,


                                        DELMARVA POWER & LIGHT COMPANY


                                        By: /s/ Barbara S. Graham
                                           -----------------------------------
                                           Barbara S. Graham
                                           Senior Vice President


                                        CONECTIV DELMARVA GENERATION, INC.
                                        CONECTIV ENERGY SUPPLY, INC.


                                        By: /s/ Thomas S. Shaw
                                           -----------------------------------
                                           Thomas S. Shaw
                                           Executive Vice President

Peter F. Clark
Randall V. Griffin
Legal Department
Delmarva Power & Light Company
800 King Street, P. O. Box 231
Wilmington, DE  19899
(302) 429-3069

Guy T. Tripp, III
Hunton & Williams
Riverfront Plaza--East Tower
951 East Byrd Street
Richmond, VA  23219-4074
(804) 788-8328

Dated:   April 10, 2000

STATE OF DELAWARE        )
                         )        ss.
COUNTY OF NEW CASTLE     )

     On this 10th day of April, 2000, personally came before me, the subscriber, a Notary Public in and for the state and county aforesaid, Barbara S. Graham, Senior Vice President of Delmarva Power & Light Company, a corporation existing under the laws of the State of Delaware and the Commonwealth of Virginia, party to this Application, known to me personally to be such, and acknowledged this Application to be her act and deed and the act and deed of Delmarva Power & Light Company, that the signature of such Senior Vice President is in her own proper handwriting, and that the facts set forth therein are true and correct to the best of her knowledge, information, and belief.

                                           /s/ Barbara S. Graham
                                           -----------------------------------
                                                    Barbara S. Graham


          SUBSCRIBED AND SWORN before me this 10th day of April, 2000.



                                           -----------------------------------
                                                       Notary Public


My Commission Expires: ____/____/____

STATE OF DELAWARE        )
                         )        ss.
COUNTY OF NEW CASTLE     )

     On this 10th day of April, 2000, personally came before me, the subscriber, a Notary Public in and for the state and county aforesaid, Thomas S. Shaw, Executive Vice President of Conectiv Delmarva Generation, Inc. and Conectiv Energy Supply, Inc., each of which is a corporation existing under the laws of the State of Delaware, party to this Application, known to me personally to be such, and acknowledged this Application to be his act and deed and the act and deed of Conectiv Delmarva Generation, Inc. and Conectiv Energy Supply, Inc., that the signature of such Executive Vice President is in his own proper handwriting, and that the facts set forth therein are true and correct to the best of his knowledge, information, and belief.

                                            /s/ Thomas S. Shaw
                                           -----------------------------------
                                                     Thomas S. Shaw


         SUBSCRIBED AND SWORN before me this 10th day of April, 2000.



                                           -----------------------------------
                                                      Notary Public


My Commission Expires: ____/____/____

                                    EXHIBIT A

                               TRANSACTION SUMMARY

                                                                       EXHIBIT A


                       BEFORE THE COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION



APPLICATION OF                            )
DELMARVA POWER & LIGHT COMPANY,           )
CONECTIV DELMARVA GENERATION, INC.,       )    Case No. PUA________
AND CONECTIV ENERGY SUPPLY, INC. FOR      )
APPROVAL OF TRANSACTIONS UNDER CHAPTER    )
4 OF TITLE 56 OF THE CODE OF VIRGINIA     )


                               TRANSACTION SUMMARY

     Delmarva Power & Light Company ("Delmarva" or the "Company") provides this Transaction Summary in connection with its Application for exemption or approval of certain transactions. Defined terms have the same meanings ascribed to them in the Application.

     The Application addresses transactions involving the transfer from Delmarva to Conectiv Delmarva Generation, Inc. ("CDG") of certain power plants and related inventories, contracts, permits, licenses, and other rights and obligations and the transfer of the Claymont-to-Wilmington natural gas pipeline located in Northern Delaware. In addition, the Application addresses Interconnection Agreements and Access and Easement Agreements between Delmarva and CDG that are necessary with respect to the interconnection of the power plants located on the Delmarva peninsula with Delmarva's transmission and distribution facilities. The Application also addresses the transfer of fuel inventories, fuel and related transportation contracts with third parties, and a Service Agreement and related transaction agreements under which Delmarva may purchase capacity and energy from CESI with specific limitations proposed regarding the rate making consequences of such purchases. The Application also addresses the transfer from Delmarva to CESI of competitive wholesale and retail sales contracts in price-deregulated markets.

     1. DESCRIBE, IN DETAIL, THE AFFILIATE RELATIONSHIP AMONG THE PARTIES INVOLVED.

     Delmarva and CESI are wholly-owned subsidiaries of Conectiv. CDG and CESI have officers and directors in common with Delmarva. CDG is currently a wholly-owned subsidiary of Delmarva, but will, at the close of the planned restructuring, become a non-subsidiary affiliate of Delmarva. CDG will be wholly-owned by an intermediate holding company, Conectiv Energy Holding Company ("CEH"), which, in turn, will be a wholly-owned subsidiary of Conectiv. CESI is a wholly-owned subsidiary of Conectiv, but will also become wholly-owned by CEH. CEH, CESI, and CDG will not own or control any securities of Delmarva and Delmarva will not own or control any securities of CEH, CESI, or CDG.

     2. DESCRIBE THE CONDITIONS AND TERM OF THE AGREEMENT, INCLUDING RIGHTS OF PARTIES TO CANCEL AND RENEWABILITY.

     The transfer of assets will be pursuant to various Asset Transfer Agreements, which will document the transfer of the assets themselves and related land, inventories and other assets. The Asset Transfer Agreements relating to the power plants will require CDG to assume all future liabilities associated with the transferred assets, including employment-related liabilities for those employees at the transferred power plants. Those Asset Transfer Agreements will require CDG to bear the costs of any transfer tax liability and contains standard representations and warranties by each party. Except for the failure of conditions precedent, there will be no cancellation or renewal provisions because the transactions will be one-time only with no continuing relationship under the Agreements. A similar form of Asset Transfer Agreement will exist with respect to the transfer of the 90% interest in the Delaware natural gas pipeline to CDG. As noted, CDG and Delmarva will be joint owners of the Claymont-to-Wilmington pipeline, which will affect only Delmarva's natural gas utility operations and have no effect on Virginia electric customers. Various ancillary rights and obligations will be transferred under Assignment and Assumption Agreements. These are also one-time transactions. The Access and Easement Agreements will be of indefinite duration so long as the related assets are in service. A joint ownership/O&M operating agreement relating to the Claymont-to-Wilmington pipeline will also be of indefinite duration so long as the pipeline is in service.

     The wholesale and retail electric and/or gas sales contracts in price-deregulated markets and related power and gas purchase contracts to support those sales contracts will be pursuant to Assignment and Assumption Agreements and are one-time transactions.

     The Interconnection Agreements contain provisions common to other interconnection agreements that Delmarva has executed with unrelated owners of power plants located on the Delmarva peninsula. Of particular note, Delmarva retains the right to direct CDG to start-up, increase output, or decrease output during system emergencies. As with other Interconnection Agreements, there are no direct charges for interconnection between Delmarva and CDG -- Delmarva will receive transmission revenues for CDG's use of Delmarva's transmission system based on applicable tariffs filed by the PJM Interconnection, LLC, with the Federal Energy Regulatory Commission ("FERC"). For those power plants that are interconnected at distribution line voltages (below 69 kV), Delmarva will also receive distribution revenues for CDG's use of Delmarva's distribution facilities. As with other interconnection agreements, the Interconnection Agreements provide for charges that may arise between Delmarva and CDG in limited circumstances where one party incurs costs in order to protect its facilities from damage caused by the operation of the other party or to the extent that Delmarva incurs costs to upgrade its transmission system in order to facilitate an expansion of production by CDG. There will be a continued need for interconnection so the contract has an indefinite term. Section 4.2 provides limited cancellation rights applicable if there is mutual agreement, as the result of the decommissioning of the related power plant, a termination by operation of law, or by CDG on 120 days' notice provided that all required approvals of the Mid-Atlantic Area Council and PJM are received.

     The Service Agreement between CESI and Delmarva is an "umbrella" contract that provides general terms and conditions that would apply to specific electric power sales transactions, which would establish the term, quantities, and price. Under the umbrella contract, Delmarva may voluntarily purchase and CESI may voluntarily sell capacity and energy at a mutually-agreeable price. Neither party is obligated to enter into such agreement(s). The Service Agreement extends from year-to-year and either party may terminate the umbrella contract on 90 days notice prior to the end of a year, except that effective transaction agreements would continue until they expired or were terminated under the specific terms of the transaction agreements.

     3. WHY IS THE UTILITY COMPANY PROVIDING THE SERVICE(S)/GOOD(S)? WHAT ARE THE CURRENT OR PRIOR ARRANGEMENTS? PROVIDE SPECIFIC DETAILS.

         With two exceptions, it is not expected that Delmarva will be providing any ongoing goods or services to CDG or CESI after the transfers of assets are complete. The first exception is the interconnection services that will be provided under Delmarva's FERC tariff and transmission and ancillary services that are provided under FERC tariffs filed by the PJM Interconnection, LLC. Currently, Delmarva "provides" these services to itself, subject to the tariffs filed by PJM. The second exception is that Delmarva will continue to perform maintenance and repairs with respect to the Claymont-to-Wilmington natural gas pipeline that supplies natural gas to the Hay Road and Edge Moor power plants. Because ownership in the pipeline will be 10% by Delmarva and 90% by CDG, Delmarva will charge CDG at 90% of its actual costs for such work.

     4. SHOW THAT THE UTILITY IS RECEIVING COMPENSATION EQUAL TO OR GREATER THAN THAT RECEIVED FROM NON-AFFILIATES WHERE SUCH SERVICE(S)/GOOD(S) ARE PROVIDED TO AFFILIATES AND NON- AFFILIATES. WHERE SUCH SERVICE(S)/GOOD(S) ARE PROVIDED TO AFFILIATES ONLY, SUCH PRICING SHOULD BE AT THE HIGHER OF COST OR MARKET. SHOW THAT THIS IS TRUE FOR THE PROPOSED ARRANGEMENT OR PROVIDE JUSTIFICATION AS TO WHY THE ABOVE GUIDELINE SHOULD NOT APPLY.

     As set forth in Delmarva's February 4, 2000, Restructuring Plan, Delmarva will provide ratepayers with base rate reductions and a fuel rate that is either frozen or reset such that ratepayers benefit from the proposed transactions. The benefits of rate stability, particularly the rate stability associated with the frozen or reset fuel rate, could not be obtained in the absence of the Plan. The transferred assets will be removed from Delmarva's regulated books of account at net book value. In these circumstances, Delmarva believes that the above guideline should not be applied to the transfer of assets.

     With respect to the wholesale and retail electric and gas sales contracts within price-deregulated markets and the supply contracts that support such sales, the costs and revenues of such contracts have been borne solely by shareholders "below-the-line." That is, while Delmarva Power & Light Company has been the legal entity executing such contracts, the related costs and revenues are not recorded as utility costs or revenues. Thus, the proposed restructuring does not change the economic status quo but realigns and matches utility and non-utility activities with utility and non- utility corporate entities, also known as "legal and structural separation." In this circumstance, Delmarva believes that the above guideline should not be applied to the transfer of such contracts.

     With respect to the Interconnection Agreements, the provisions are regulated by the FERC and are subject to the Federal Power Act prohibition against being unduly discriminatory or preferential. The rates are identical with and all non-price terms are comparable to those of interconnection agreements executed by Delmarva with non-affiliates, which agreements are also on file with the FERC.

     With respect to the Service Agreement, the above guideline is inapplicable because Delmarva will not be providing services to an affiliate. With respect to any maintenance and repairs to the natural gas pipeline, the direct charging of 90% of related costs fully compensates Delmarva for its work. Because the Plan freezes rates, the level of charges can have no effect on Virginia customers.

     5. HOW ARE THE ASSOCIATED COSTS TO BE CHARGED OR ALLOCATED? DETAILED DESCRIPTIONS MUST BE PROVIDED.

     As noted, Delmarva's regulated books of account will reflect the removal of the transferred assets at net book value and there will be no ongoing charges post-transfer. See Attachment A-1 for a summary of the original costs and net plant to be transferred to CDG. Any charges under the Interconnection Agreement and Service Agreement are or will be specified by FERC tariff and contract and directly charged. The costs incurred in developing these transactions have been accounted for under Conectiv's accounting system, which tracks and directly assigns costs to non-utility affiliates on a Fully-Loaded Basis. Delmarva has provided to the Commission Staff a copy of its Cost Accounting Manual (the "CAM") which sets forth in detail the procedure and methodology that the Company will follow to ensure that no cross-subsidization of competitive activities occurs. Costs associated with maintenance and repairs of the natural gas pipeline that will be jointly owned by Delmarva and CDG will be directly charged to CDG. Costs associated with the support of the price-deregulated wholesale and retail sales of electricity and gas will be transferred to and incurred by CESI.

     6. PROVIDE ASSURANCE THROUGH SAFEGUARDS IN PLACE THAT NO UNREGULATED AFFILIATE WILL BE SUBSIDIZED BY THE REGULATED COMPANY AS A RESULT OF THE PROPOSED TRANSACTION.

         As described in the answers to Items 4 and 5 above and in greater detail in the Functional Separation Plan filed on February 4, 2000, Delmarva's Virginia ratepayers will be fully protected from any adverse ratemaking consequences of the proposed transactions and, in fact, will receive benefits in the form of rate reductions and fuel rate stability, thus preventing any subsidization of the activities of CDG or CESI by Delmarva's Virginia electric service customers.

     7. PROVIDE ASSURANCES THAT THE UTILITY IS NOT EXPOSING ITSELF TO GREATER BUSINESS RISK AS A RESULT OF THE PROPOSED ARRANGEMENT. IF THE UTILITY IS BEING EXPOSED TO A GREATER DEGREE OF BUSINESS RISK, SHOW HOW THE ARRANGEMENT WOULD BE IN THE PUBLIC INTEREST IN SPITE OF THE ADDITIONAL RISK EXPOSURE.

     The proposed arrangements are part of an overall corporate plan under which Delmarva is exiting the increasingly competitive generation business to focus on its core utility business of transmission and distribution services. The generation business is becoming increasingly risky in light of potentially unrecoverable costs of current and future investment in generation plant, decommissioning expenses, and environmental remediation. The overall effect of the corporate plan should be to reduce Delmarva's risks.

     8. SHOW THAT THE AGREEMENT OR ARRANGEMENT IS NOT DETRIMENTAL TO THE VIRGINIA RATEPAYERS. HOW IS THE TRANSACTION IN THE PUBLIC INTEREST? BE SPECIFIC.

     As discussed in the preceding paragraphs, the described transactions will not be detrimental to Delmarva's Virginia electric service customers because they will provide positive benefits in the form of base rate reductions and fuel rate stability and are consistent with the Virginia Electric Utility Restructuring Act as more fully described in Delmarva's February 4, 2000, Functional Separation Plan.

     9. SHOW THAT THE ARRANGEMENT WILL NOT CAUSE THE UTILITY TO BECOME INVOLVED IN A LONG-TERM CAPTIVE RELATIONSHIP.

     The transfers of the assets and related rights and obligations are a one-time event, as are the transfer of the price-deregulated wholesale and retail gas and electric contracts and their related portfolios of supply. The Interconnection Agreements are largely comprised of standard provisions that are included in Delmarva's interconnection agreements with non-affiliates and is regulated by the FERC. The Service Agreement contains no requirement that Delmarva execute any transaction agreements with CESI and the Plan bars any flow-through of costs associated with such transactions until rates are "unfrozen." The joint ownership by Delmarva (10%) and CESI (90%) of a Delaware natural gas pipeline continues to reflect the economic equivalent of the status quo wherein 10% of the costs of that pipeline are borne by Delmarva's natural gas utility and 90% is booked as electric generation costs associated with electric generation facilities that are being transferred.

     10. COSTS SHOULD BE DIRECTLY ASSIGNED WHERE POSSIBLE. DIRECT CHARGE ALLOCATION SHOULD BE EMPHASIZED FOR LABOR AND OTHER COSTS THAT CAN BE IDENTIFIED WITH A SPECIFIC ACTIVITY. ALLOCATIONS BASED ON A GENERAL ALLOCATOR SHOULD BE LIMITED TO 5% OF TOTAL CHARGES IF AT ALL POSSIBLE. IF SUCH ASSIGNMENTS DEVIATE FROM THE ABOVE GUIDELINES, PROVIDE JUSTIFICATION FOR SUCH DEVIATION.

     The net book value of the assets will be removed from Delmarva's regulated books of account. The costs or charges under the Interconnection Agreements will be as set forth in the Interconnection Agreements and/or PJM tariffs and directly assigned. Any charges under transaction agreements executed under the Service Agreement or for maintenance and repair of the jointly-owned natural gas pipeline will be directly assigned. None of the transactions will result in allocations that exceed 5% of total charges.

     11. GOODS OR SERVICES PROVIDED TO AN AFFILIATE PURSUANT TO A TARIFF SHOULD BE AT THE TARIFFED RATE. IF THIS IS NOT THE CASE HERE, EXPLAIN.

     The transfer of assets and related licenses, permits, contracts, and other rights and obligations is not a tariffed activity. The Interconnection Agreements are FERC regulated tariffs that will control the relationship for interconnection services, rights, and responsibilities between Delmarva and CDG. Repair and maintenance activities for the jointly-owned natural gas pipeline are not tariffed services. No goods or services are expected to be provided by Delmarva to CESI.

Dated:   April 10, 2000.

                                    EXHIBIT B

                               TRANSACTION SUMMARY

                                                                       EXHIBIT B


                       BEFORE THE COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION


APPLICATION OF                            )
DELMARVA POWER & LIGHT COMPANY,           )
CONECTIV DELMARVA GENERATION, INC.,       )    Case No. PUA________
AND CONECTIV ENERGY SUPPLY, INC. FOR      )
APPROVAL OF TRANSACTIONS UNDER CHAPTER    )
5 OF TITLE 56 OF THE CODE OF VIRGINIA     )


                               TRANSACTION SUMMARY

     1. PROVIDE A COPY OF THE AGREEMENT SIGNED BY THE PRESIDENT OR ANY VICE PRESIDENT AND THE SECRETARY OR ANY ASSISTANT SECRETARY OF THE COMPANY.

     An executed Asset Transfer Agreement and other ancillary agreements will be provided in a supplemental filing to be made on or about May 1, 2000.

     2.   PROVIDE A CLEAR SUMMARIZATION OF THE ASSET(S) IN QUESTION.

     The assets are two diesel-fueled peaking power plants and associated land and equipment located in Tasley and Bayview, Virginia.

     3. DESCRIBE THE PROPOSED PROCEDURE AND THE TERMS AND CONDITIONS OF THE TRANSACTION TO INCLUDE:

          a) HISTORICAL AND CURRENT USE OF PROPERTY;

          b) PROPOSED USE OF PROPERTY;

          c) ORIGINAL COST OF PROPERTY;

          d) PROPOSED SALES PRICE OF PROPERTY AND METHOD OF DETERMINING THE PRICE; AND

          e) PROPOSED ACCOUNTING TREATMENT OF THE TRANSACTION AS WELL AS CURRENT RECORDING ON COMPANY'S BOOKS OF RECORD.

         a) and b) Historically and currently, these facilities are used to generate power during peak load periods. Under PJM rules, the facilities are dispatched: 1) whenever locational marginal prices for the Delmarva zone exceeds the bid-in price of the facilities, which price generally is very close to the fuel costs incurred in running the units; or 2) during system emergencies. The property will be used by CDG in an identical manner.

     c) The undepreciated cost of the facilities as of December 31, 1999, is as follows: Tasley: $3,633,576; Bayview $1,956,299.

     d) As described in detail in the Application to which this Transaction Summary is attached and in the Functional Separation Plan, there is no "sales" price. Instead, the assets are to be transferred to an affiliate and the net book value of the assets will be removed from Delmarva's regulated books of account.

     e)   The proposed accounting treatment is provided as part of Attachment
B-1.

     4. PROVIDE ASSURANCES THAT ADEQUATE SERVICE TO THE PUBLIC AT JUST AND REASONABLE RATES WILL NOT BE IMPAIRED OR JEOPARDIZED BY THE PROPOSED TRANSFER.

     As detailed in Delmarva's Functional Separation Plan filed on February 4, 2000, the transfer of these facilities are part of an overall Plan which will result in reduced base rates and stabilized fuel rates for Virginia customers. That Plan also described why the total divestiture of Delmarva's generation assets to third parties or affiliates would not impair reliability to the public. With respect to the specific peaking facilities that are subject to Virginia's Utility Transfers Act, these are two facilities that are among the smallest in Delmarva's overall portfolio, with capacities of 12 MW and 27 MW (or less than 1.4% of Delmarva's currently owned capacity) and, because they are infrequently used peaking units, these facilities produced only about 0.16% of Delmarva's 1998 output.

     5. SHOW THAT THE SALES PRICE WAS ARMS-LENGTH AND THAT THE PURCHASE WILL RESULT IN A DIRECT BENEFIT TO CUSTOMERS.

     As discussed in the above Application to which this Transaction Summary is attached and in Delmarva's Functional Separation Plan filed on February 4, 2000, the proposed transfer of assets is to an affiliate and, as such, the transaction is not at arms-length. There are direct and immediate benefits to customers in the form of base rate reductions and fuel rate stability as detailed in the Functional Separation Plan.

     6. PROVIDE A SCHEDULE OF PLANT, BOOK DEPRECIATION, AND CONTRIBUTED PROPERTY RELATED TO ASSETS TO BE ACQUIRED UP TO CURRENT DATE (OR DATE OF PURCHASE, IF ACQUISITION HAS TAKEN PLACE).

     Not applicable.

     7. PROVIDE COMPLETE FINANCIAL STATEMENTS, TO INCLUDE BALANCE SHEET, INCOME STATEMENT, AND CASH FLOW STATEMENT, FOR THE LATEST TWELVE-MONTH PERIOD AND FOR THE LAST FIVE YEARS.

     Attachment B-2 contains the requested information for Delmarva Power & Light Company.

     8.   ARE INVOICES AVAILABLE TO VERIFY PLANT FIGURES? IF NOT, WHY NOT?

     Due to the age of the facilities, invoices are either unavailable or in files that are not easily identifiable or accessible. The plant figures have been carried forward from year-to-year and Delmarva has no reason to believe that they are incorrect.

     9. IN ADDITION TO THE ITEMS DESCRIBED ABOVE, FOR APPLICATIONS REQUESTING APPROVAL OF THE ACQUISITION/DISPOSITION OF CONTROL, ADDRESS THE ANTICIPATED IMPACT OF SUCH ACTION ON THE REGULATED COMPANY'S RATES AND SERVICE, CAPITAL STRUCTURE, AND ACCESS TO CAPITAL AND FINANCIAL MARKETS. DISCUSS FAVORABLE AND UNFAVORABLE ECONOMIC IMPACTS ON THE STATE OF VIRGINIA TO INCLUDE EMPLOYEE LEVELS, FACILITIES, AND SERVICE PROVIDED. WILL AN ADDITIONAL INVESTMENT BE REQUIRED TO IMPROVE SERVICE QUALITY? PROVIDE SPECIFIC DETAILS ON IMPROVEMENTS NEEDED. PROVIDE THE ANTICIPATED IMPACT ON RATES OF SUCH IMPROVEMENTS CURRENTLY AND FOR THE NEXT TEN YEARS.

     Not applicable.

Dated:   April 10, 2000.

                DELMARVA POWER & LIGHT COMPANY (DPL)                 Exhibit D-2

  ENTRIES TO RECORD 1) A CONTRIBUTION OF INVESTMENT IN PLANT TO ITS SUBSIDIARY
    AND 2) A DIVIDEND OF INTEREST IN SUCH SUBSIDIARY TO DPL'S PARENT COMPANY



FERC     ENTRY #1:  TO RECORD CONTRIBUTION BY DPL OF INVESTMENT IN  CERTAIN
A/C                 PLANT ASSETS TO ITS WHOLLY OWNED SUBSIDIARY.  THE SUBSIDIARY
                    RECEIVING THE CONTRIBUTION IS CONECTIV DELMARVA GENERATION,
                    INC. (CDG, INC.)


   123.1     DR    Investment in Subsidiary-CDG, Inc.                  $332,043,000
    282      DR    Accumulated Deferred Income Taxes                    $50,245,100
    108      DR    Accumulated Provision for Depreciation              $341,880,000
    255      DR    Accumulated Deferred ITC                              $7,633,900
    101      CR         Electric Plant in Service                                            $691,268,000
    107      CR         Construction Work In Progress                                          $4,457,000
    151      CR         Fuel Stock                                                            $28,984,000
    154      CR         Materials & Supplies                                                   $6,041,000
    158      CR         Emission Allowances                                                    $1,052,000


         ENTRY #2:  TO RECORD A DIVIDEND BY DPL TO CONECTIV, DPL'S PARENT
                    COMPANY. THE DIVIDEND IS DPL'S 100% INTEREST IN CDG, INC.

    211      DR    Misc. Paid in Capital                               $332,043,000
   123.1     CR         Investment in Subsidiary-CDG, Inc                                    $332,043,000


         NOTE: The amounts above represent account balances as of December 31, 1999. The amounts will change for the actual entries to be recorded at the date of transfer to reflect actual balances at that time.

                      CONECTIV ENERGY HOLDING COMPANY (CEH)

          ENTRY TO RECORD CONTRIBUTION RECEIVED FROM ITS PARENT COMPANY


FERC     ENTRY #5:  TO RECORD CONTRIBUTION RECEIVED FROM CONECTIV, THE PARENT OF
A/C                 CEH. THE CONTRIBUTION IS A 100% INTEREST IN CDG, INC.

   123.1     DR    Investment in Subsidiary-CDG, Inc                   $332,043,000
    211      CR         Misc. Paid in Capital                                                $332,043,000




         ENTRY TO RECORD 1) DIVIDEND RECEIVED FROM IT WHOLLY-OWNED SUBSIDIARY AND 2) CONTRIBUTION OF SUCH DIVIDEND TO ANOTHER CEH WHOLLY-OWN SUBSIDIARY


         ENTRY #8:  TO RECORD DIVIDEND BY CDG, INC, A WHOLLY-OWNED SUBIDIARY OF
                    CEH. THE DIVIDEND RECEIVED IS INVESTMENT IN FUEL INVENTORIES AND EMISSION ALLOWANCES.

    151      DR    Fuel Stock                                          $28,984,000
    158      DR    Emission Allowances                                 $1,052,000
   123.1     CR         Investment in Subsidiary-CDG, Inc                                    $30,036,000

         ENTRY #9:  TO RECORD CONTRIBUTION BY CEH OF IT INVESTMENT IN FUEL
                    INVENTORIES AND EMISSION ALLOWANCES TO CONECTIV ENERGY SUPPLY, INC. (CESI), ITS WHOLLY-OWNED SUBSIDIARY.

   123.1     DR    Investment in Subsidiary-CESI                               $30,036,000
    151      CR         Fuel Stock                                                                  $28,984,000
    158      CR         Emission Allowances                                                          $1,052,000

         NOTE: The amounts above represent account balances as of December 31 1999. The amounts will change for the actual entries to be recorded at the date of transfer to reflect actual balances at that time.

                                    CONECTIV

         ENTRIES TO RECORD 1) DIVIDENDS RECEIVED FROM ITS WHOLLY-OWNED SUBSIDIARIES, AND 2) CONTRIBUTION OF SUCH DIVIDENDS RECEIVED TO OTHER CONECTIV WHOLLY-OWNED SUB



FERC     ENTRY #3:  TO RECORD A DIVIDEND RECEIVED FROM DPL, A WHOLLY-OWNED
 A/C                SUBSIDIARY  OF CONECTIV. THE DIVIDEND RECEIVED IS A 100%
                    INTEREST IN CDG, INC.

   123.1     DR    Investment in Subsidiary-CDG, Inc                   $332,043,000
   123.1     CR         Investment in Subsidiary-DPL                                         $332,043,000

         ENTRY #4:  TO RECORD A CONTRIBUTION BY CONECTIV TO ITS WHOLLY-OWNED
                    SUBSIDIARY, CONECTIV ENERGY HOLDING COMPANY (CEH). THE CONTRIBUTION IS CONECTIV'S 100% INTEREST IN CDG, INC.

   123.1     DR    Investment in Subsidiary - CEH                      $332,043,000
   123.1     CR         Investment in Subsidiary - CDG, Inc.                                 $332,043,000


         NOTE: The amounts above represent account balances as of December 31 1999. The amounts will change for the actual entries to be recorded at the date of transfer to reflect actual balances at that time.

          CONECTIV DELMARVA GENERATION, INC. (CDG, INC.)

          ENTRY TO RECORD CONTRIBUTION RECEIVED FROM ITS PARENT COMPANY



FERC     ENTRY #6:  TO RECORD CONTRIBUTION RECEIVED FROM CEH, THE PARENT OF CDG,
 A/C      INC. THE CONTRIBUTION IS CERTAIN GENERATING PLANT ASSETS.

    101      DR    Electric Plant in Service                           $691,268,000
    107      DR    Construction Work In Progress                       $  4,457,000
    151      DR    Fuel Stock                                          $ 28,984,000
    154      DR    Material & Supplies                                 $  6,041,000
    158      DR    Emission Allowances                                 $  1,052,000
    108      CR         Accumulated Provision for Depreciation                               $341,880,000
    282      CR         Accumulated Deferred Income Taxes                                    $ 50,245,100
    255      CR         Accumulated Deferred ITC                                             $  7,633,900
    211      CR         Misc. Paid in Capital                                                $332,043,000

FERC     ENTRY #7:  TO RECORD DIVIDEND BY CDG, INC. TO CEH, CDG, INC.'S PARENT.
 A/C                THE CONTRIBUTION IS INVESTMENT IN FUEL INVENTORY AND
                    EMISSION ALLOWANCES.

    211      DR    Misc. Paid in Capital                               $30,036,000
    151      CR         Fuel Stock                                                           $28,984,000
    158      CR         Emission Allowances                                                  $ 1,052,000



         NOTE: The amounts above represent account balances as of December 31 1999. The amounts will change for the actual entries to be recorded at the date of transfer to reflect actual balances at that time.

                     DELMARVA POWER & LIGHT COMPANY ("DPL")

  ENTRIES TO RECORD 1) A CONTRIBUTION OF INVESTMENT IN PLANT TO ITS SUBSIDIARY
    AND 2) A DIVIDEND OF INTEREST IN SUCH SUBSIDIARY TO DPL'S PARENT COMPANY

FERC                ENTRY #1: TO RECORD CONTRIBUTION BY DPL OF INVESTMENT IN
A/C                           BAYVIEW & TASLEY ASSETS TO ITS WHOLLY OWNED
                              SUBSIDIARY. THE SUBSIDIARY RECEIVING THE
                              CONTRIBUTION IS CONECTIV DELMARVA GENERATION, INC.
                              ("CDG, INC.")
123.1     DR        Investment in Subsidiary-CDG, Inc.      $1,596,985
282       DR        Accumulated Deferred Income Taxes       $  340,231
108       DR        Accumulated Provision for Depreciation  $3,652,649
101       CR             Electric Plant in Service                         $5,589,875

                    ENTRY #2: TO RECORD A DIVIDEND BY DPL TO CONECTIV, DPL'S PARENT
                              COMPANY. THE DIVIDEND IS DPL'S 100% INTEREST IN CDG, INC.
211       DR        Misc. Paid in Capital                   $1,596,995
123.1     CR             Investment in Subsidiary-CDG, Inc.                $1,596,995

                                    CONECTIV

   ENTRY 1) TO RECORD DIVIDEND RECEIVED FROM ITS WHOLLY-OWNED SUBSIDIARY, AND
 2) CONTRIBUTION OF SUCH DIVIDENDS RECEIVED TO OTHER CONECTIV WHOLLY-OWNED SUB

FERC                ENTRY #1: TO RECORD A DIVIDEND RECEIVED FROM DPL, A
A/C                           WHOLLY-OWNED SUBSIDIARY OF CONECTIV. THE DIVIDEND
                              RECEIVED IS A 100% INTEREST IN CDG, INC.
123.1     DR        Investment in Subsidiary-CDG, Inc.      $1,596,995
123.1     CR        Investment in Subsidiary-DPL                           $1,596,995

                    ENTRY #2: TO RECORD A CONTRIBUTION BY CONECTIV TO ITS
                              WHOLLY-OWNED SUBSIDIARY, CONECTIV ENERGY HOLDING
                              COMPANY ("CEH"). THE CONTRIBUTION IS CONECTIV'S 100%
                              INTEREST IN CDG, INC.
123.1     DR        Investment in Subsidiary-CEH            $1,596,995
123.1     CR             Investment in Subsidiary-CDG, Inc.                $1,596,995

                    CONECTIV ENERGY HOLDING COMPANY ("CEH")

         ENTRY TO RECORD CONTRIBUTION RECEIVED FROM ITS PARENT COMPANY

FERC     TO RECORD CONTRIBUTION RECEIVED FROM CONECTIV, INC., THE PARENT OF CEH.
A/C      THE CONTRIBUTION IS A 100% INTEREST IN CDG, INC.

123.1    DR    Investment in Subsidiary-CDG, Inc.      $1,596,995
211      CR    Misc. Paid in Capital                                  $1,596,995

NOTE: The amounts above represent account balances as of Dec. 31 1999. The amounts will change for the actual entries to be recorded at the date of transfer to reflect actual balances at that time.

CONECTIV PLANT ASSETS
AS OF 12/31/99

Exhibit D-2                                  Transmission
                         Plant Assets       & Distribution                        Accumulated
     Plant               Original Cost       Original Cost       Total Plant        Reserve        Net Plant
Edge Moor                 344,722,749          2,495,606         347,218,355      227,066,612     120,151,743
Hay Road                  260,064,129          6,332,765         266,396,894       73,657,607     192,739,287
Other Production*          18,913,478            667,470          19,580,948       15,081,048       4,499,900
Keystone                   20,845,745            144,330          20,990,075       10,301,518      10,688,557
Conemaugh                  33,205,560            283,440          33,489,000       13,183,382      20,305,618

Subtotal Plant Assets     677,751,661          9,923,611         687,675,272      339,290,167     348,385,105

Misc. Facilities            3,592,273                              3,592,273        2,589,356       1,002,917

Total Plant               661,343,934          9,923,611         691,267,545      341,879,523     349,388,022

* Includes combustion turbines or diesel units Madison Street, Christiana, Delaware City, and West in Delaware, Crisfield in Maryland, and Bayview and Tasley in Virginia